     AS FILED WITH THE SECURITIES EXCHANGE COMMISSION ON JANUARY 16, 1996
                                                      REGISTRATION NO. 33-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------
                                   MBIA INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
              CONNECTICUT                            06-1185706
    (STATE OR OTHER JURISDICTION OF                 (IRS EMPLOYER
    INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)
                                113 KING STREET
                            ARMONK, NEW YORK 10504
                                (914) 273-4545
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ---------------
                             LOUIS G. LENZI, ESQ.
                    GENERAL COUNSEL AND CORPORATE SECRETARY
                                   MBIA INC.
                                113 KING STREET
                            ARMONK, NEW YORK 10504
                                (914) 273-4545
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                               ---------------
                                  COPIES TO:
        ANDREW L. SOMMER, ESQ.                    LEE MYERSON, ESQ.
         DEBEVOISE & PLIMPTON                SIMPSON THACHER & BARTLETT
           875 THIRD AVENUE                     425 LEXINGTON AVENUE
       NEW YORK, NEW YORK 10022               NEW YORK, NEW YORK 10017
                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                           PROPOSED
                                             PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF       AMOUNT         MAXIMUM      AGGREGATE    AMOUNT OF
    SECURITIES TO BE          TO BE       OFFERING PRICE   OFFERING   REGISTRATION
       REGISTERED         REGISTERED(1)    PER SHARE(2)    PRICE(2)       FEE
----------------------------------------------------------------------------------
Common Stock, par value
 $1.00 per share.......  3,890,000 shares     $71.75     $279,107,500   $96,244

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(1) Includes 360,000 shares issuable upon exercise of an over-allotment option granted to the underwriters.
(2) Estimated solely for the purpose of determining the registration fee, based on the average of the high and low price per share of Common Stock on the New York Stock Exchange (consolidated tape) on January 12, 1996.

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED JANUARY 16, 1996

PROSPECTUS
     , 1996

                                3,530,000 SHARES
                                   MBIA INC.
                                  COMMON STOCK

  Of the 3,530,000 Shares of Common Stock being offered hereby, 2,830,000 Shares are being offered initially in the United States and Canada by the U.S. Underwriters and 700,000 Shares are being offered initially outside the United States and Canada by the International Managers. See "Underwriting." Of the 3,530,000 Shares of Common Stock being offered hereby, 670,000 Shares are being sold by the Company and 2,860,000 Shares are being sold by the Selling Shareholder. See "Selling Shareholder." The price to the public and the aggregate underwriting discounts and commissions per Share will be identical for both offerings. See "Underwriting." The Company will not receive any part of the proceeds from the sale of Shares by the Selling Shareholder. On January 12, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $72 1/8.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                   PRICE   UNDERWRITING   PROCEEDS   PROCEEDS TO
                                   TO THE DISCOUNTS AND    TO THE    THE SELLING
                                   PUBLIC COMMISSIONS(1) COMPANY(2) STOCKHOLDER(3)
----------------------------------------------------------------------------------
Per Share........................   $          $            $            $
Total(4).........................   $          $            $            $

--------------------------------------------------------------------------------
(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting the Company's share of expenses, estimated at $   .

(3) Before deducting the Selling Shareholder's share of expenses, estimated at
    $   .

(4) The Company and the Selling Shareholder have granted to the U.S. Underwriters an option, exercisable within 30 days hereof, to purchase up to 100,000 and 260,000 additional shares of Common Stock, respectively, at the price to the public less underwriting discounts and commissions, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to the Selling Shareholder will be
    $   , $   , $    and $   , respectively. See "Underwriting."

  The Shares offered by this Prospectus are offered by the U.S. Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the Shares will be made
against payment in New York, New York on or about       , 1996.

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION
                GOLDMAN, SACHS & CO.
                            LEHMAN BROTHERS
                                                              SMITH BARNEY INC.

  No action has been or will be taken in any jurisdiction by the Company, the Selling Shareholder or any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this Prospectus are required by the Company, the Selling Shareholder and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER RULED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and proxy and information statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, 14th Floor; Seven World Trade Center, Suite 1300, New York, New York 10048, and at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents are incorporated herein by reference:

  (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1994.

  (2) The Company's Quarterly Report on Form 10-Q for each of the first three calendar quarters of 1995 and a Form 10-Q/A dated November 30, 1995 relating to the quarter ended June 30, 1995.

  (3) The description of the Common Stock of the Company contained in the Company's Registration Statement on Form 8-A filed with the Commission on June 15, 1987, as amended by the Form 8-A filed with the Commission on December 31, 1991 and by the Form 8-A filed with the Commission on October 27, 1994.

  Any documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the foregoing documents). Any such request should be directed to: Louis G. Lenzi, Esq., MBIA Inc., 113 King Street, Armonk, New York 10504 (telephone: (914) 273-4545).

                                  THE COMPANY

  MBIA Inc. (the "Company") insures municipal bonds, asset-backed securities and other non-municipal bonds through its wholly-owned subsidiary, MBIA Insurance Corporation ("MBIA Corp."). MBIA Corp.'s primary business is enhancing the efficiency of public finance by guaranteeing the timely payment of principal and interest on municipal bonds sold in the new issue market, traded in the secondary market and held in unit investment trusts and mutual funds. MBIA Corp. is the market leader with over 40% market share of the insured new issue municipal business. MBIA Corp. also provides financial guarantees for structured finance transactions (principally mortgage-backed and asset-backed securities), investor-owned utility debt and obligations of high-quality financial institutions. For the nine months ended September 30, 1995, MBIA Corp. insured $23.4 billion par value of new issue and secondary market municipal bonds and $6.8 billion par value of domestic structured finance business. As of September 30, 1995, the total net par amount of outstanding bonds insured by MBIA Corp. was $181.5 billion and the aggregate net insurance in force was $332.7 billion.

  Financial guarantee insurance provides an unconditional and irrevocable guarantee of the payment of the principal of and interest on insured obligations when due. MBIA Corp. primarily insures obligations sold in the new issue and secondary markets, including those held in unit investment trusts and by mutual funds. It also provides surety bonds for debt service reserve funds. The principal economic value of financial guarantee insurance to the entity offering the obligations is the saving in interest costs resulting from the difference in the market yield between an insured obligation and the same obligation on an uninsured basis. In addition, for complex financings and for obligations of issuers that are not well known by investors, insured obligations receive greater market acceptance than uninsured obligations. All obligations insured by MBIA Corp. are rated AAA by both Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. and Fitch Investors Service, L.P. and Aaa by Moody's Investors Service, Inc., the highest ratings assigned by these rating agencies.

  The Company's insurance subsidiaries derive their income from insurance premiums earned over the life of the insured obligations and from investment income earned on assets representing capital, retained earnings, and deferred premium revenues. As of September 30, 1995, the Company's deferred premium revenues were $1,599 million, its shareholders' equity was $2,090 million, and its total investments were $5,946 million and $6,138 million at book value and market value, respectively. As of September 30, 1995, MBIA Corp.'s investment portfolio was $3,520 million and $3,668 million at book value and market value, respectively, and was primarily comprised of high quality fixed income securities with intermediate maturities.

  In 1990, the Company formed a French company, MBIA Assurance S.A. ("MBIA Assurance"), to assist in writing financial guarantee insurance in the countries of the European Community. MBIA Assurance, which is a subsidiary of MBIA Corp., writes policies insuring public infrastructure financings, asset-backed transactions and certain obligations of financial institutions. As of September 30, 1995, MBIA Corp. and MBIA Assurance had collectively insured 50 international transactions. In September 1995, MBIA Corp. entered into a joint venture agreement with AMBAC Indemnity Corporation for the purpose of jointly marketing financial guarantee insurance within the European Community.

  Over the last three years, the Company has undertaken the development of investment management services which capitalize on its capabilities, reputation and marketplace relationships. The Company is delivering these services through a group of subsidiary companies. For the nine months ended September 30, 1995, in the aggregate, these investment management ventures contributed $10 million to revenues.

  The financial guarantee industry is subject to the direct and indirect effects of governmental regulation, including changes in tax laws affecting the municipal and asset-backed debt markets. No assurance can be given that future legislative or regulatory changes might not adversely affect the results of operations and financial condition of the Company.

  The principal executive offices of the Company are located at 113 King Street, Armonk, New York 10504. The telephone number is (914) 273-4545.

                                CAPITALIZATION

  The following table sets forth the total capitalization of the Company at September 30, 1995 and such capitalization as adjusted to give effect to (i) the issuance and sale of the 670,000 newly-issued shares of Common Stock offered by the Company and (ii) the issuance and sale on December 22, 1995 of $75,000,000 aggregate principal amount of 7.00% Debentures due December 15, 2025. The capitalization of the Company will not be affected by the sale of Common Stock offered by the Selling Shareholder.

                                                      SEPTEMBER 30, 1995
                                                -------------------------------
                                                    ACTUAL        AS ADJUSTED
                                                         (UNAUDITED)
                                                (DOLLARS IN THOUSANDS, EXCEPT
                                                       PER SHARE DATA)
Long-term debt................................. $      298,872  $      373,872
                                                ==============  ==============
Shareholders' equity:
  Preferred Stock, par value $1.00 per share;
   authorized shares--10,000,000; issued and
   outstanding shares--none....................            --              --
  Common Stock, par value $1.00 per share;
   authorized shares--200,000,000; issued
   shares--42,077,387; as adjusted--42,747,387.         42,077          42,747
  Additional paid-in capital...................        722,478
  Retained earnings............................      1,212,628       1,212,628
  Cumulative translation adjustment............          2,609           2,609
  Unrealized appreciation of investments, net
   of taxes of $67,879.........................        125,075         125,075
  Treasury shares at cost (248,331 shares).....        (14,583)        (14,583)
                                                --------------  --------------
    Total shareholders' equity.................      2,090,284
                                                --------------  --------------
      Total capitalization..................... $    2,389,156  $
                                                ==============  ==============

             SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

  The selected consolidated financial data in the table below for each of the five years in the period ended December 31, 1994 have been derived from audited consolidated financial statements of the Company previously filed with the Commission. The selected consolidated financial data at September 30, 1994 and 1995 and for the nine months ended September 30, 1994 and 1995 are unaudited but in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The following information should be read in conjunction with the consolidated financial statements and related notes of the Company included, or incorporated by reference, in the Company's periodic reports filed under the Exchange Act that are incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                                                                            NINE MONTHS
                                         YEARS ENDED DECEMBER 31,                       ENDED SEPTEMBER 30,
                          -----------------------------------------------------------  ----------------------
                             1990        1991        1992        1993         1994        1994        1995
                                                                                            (UNAUDITED)
                                          (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Insurance:
 Gross premiums writ-
  ten...................  $    211.4  $    269.2  $    368.7  $    479.3   $    360.8  $    274.4  $    269.2
 Net premiums written...       181.5       223.0       336.1       431.8        311.6       235.7       237.0
 Premiums earned........       106.7       132.2       162.9       231.3        218.3       162.9       160.6
 Net investment income..       115.3       131.6       150.5       178.9        193.9       144.2       162.9
 Net realized gains
  (losses)..............        (0.2)        2.9         9.8         9.7         10.3         9.7         8.1
 Investment management
  services:
 Income.................         --          0.6         2.3         4.7         16.2        12.0        13.7
 Net realized gains
  (losses)..............         --          --          --          0.1         (0.7)       (0.6)       (3.4)
 Income before income
  taxes.................       165.3       189.7       244.3       324.0        329.4       248.4       258.3
 Net income.............       126.6       144.7       188.7       259.0        260.2       195.7       203.1
PER SHARE DATA:
 Earnings...............  $     3.33  $     3.74  $     4.62  $     6.10   $     6.18  $     4.65  $     4.82
 Dividends:
 Declared...............        0.48        0.62        0.76        0.94         1.14        0.83       0.965
 Paid...................        0.44        0.59        0.72        0.89         1.09        0.78       0.930
 Book value.............       24.35       27.58       33.00       38.18        40.96       41.09       49.97
BALANCE SHEET DATA:
 Investments............  $  1,724.5  $  1,961.4  $  2,528.7  $  3,544.3   $  4,866.8  $  4,683.1  $  6,138.4
 Total assets...........     2,158.8     2,438.5     3,049.2     4,106.3      5,456.4     5,264.0     6,758.1
 Deferred premium reve-
  nue...................       902.1     1,018.6     1,196.2     1,402.8      1,512.2     1,488.5     1,598.6
 Loss and loss adjust-
  ment expense
  reserves..............         5.0        21.2        25.5        33.7         40.1        38.8        45.2
 Long-term debt.........       200.0       198.7       298.6       298.7        298.8       298.8       298.9
 Shareholders' equity...       931.7     1,063.3     1,382.1     1,596.4      1,704.7     1,714.2     2,090.3
SELECTED FINANCIAL RA-
 TIOS:
 GAAP Basis(1)(3):
 Loss ratio.............         4.7%       13.0%        3.4%        3.4%         3.7%        3.5%        5.0%
 Expense ratio..........        33.7%       30.1%       32.0%       27.4%        28.8%       28.7%       28.2%
 Combined ratio.........        38.4%       43.1%       35.4%       30.8%        32.5%       32.2%       33.2%
 SAP Basis(2)(3):
 Loss ratio.............         --         12.7%        2.4%       (3.5%)        9.8%       13.1%       (0.4%)
 Expense ratio..........        23.4%       20.4%       18.3%       17.6%        22.9%       22.0%       18.8%
 Combined ratio.........        23.4%       33.1%       20.7%       14.1%        32.7%       35.1%       18.4%
OTHER FINANCIAL DATA:
 Net par amount out-
  standing..............  $ 75,979.2  $ 90,042.9  $112,483.0  $141,386.8   $164,317.9  $159,558.7  $181,481.0
 Net debt service out-
  standing..............   157,706.5   184,604.3   223,056.1   266,784.3    304,501.6   295,227.2   332,741.1

---------------------
(1) The GAAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the GAAP expense ratio is underwriting expenses (adjusted for deferred policy acquisition costs) and operating expenses (excluding interest expense) divided by net premiums earned, in each case calculated in accordance with generally accepted accounting principles. The combined ratio is the total of the loss and expense ratios (see Note 2 to the Consolidated Financial Statements of MBIA Inc. and Subsidiaries).
(2) The SAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the SAP expense ratio is underwriting expenses divided by net premiums written, in each case calculated in accordance with statutory accounting practices. The combined ratio is the total of the loss and expense ratios.
(3) For a discussion of the principal differences between GAAP and SAP accounting, see Note 3 to the Consolidated Financial Statements of MBIA Inc. and Subsidiaries.

                                USE OF PROCEEDS

  The proceeds to the Company from the sale of the Shares, net of underwriting discounts and expenses, are estimated to be approximately $ million. Proceeds from the sale of the Shares being offered by the Company will be used to provide additional capital for the future needs of the Company and MBIA Corp. and for general corporate purposes. The Company will not receive any proceeds from the sale of the Shares being offered by the Selling Shareholder.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MBI." The table below sets forth the dividends paid per share and the high and low closing sales prices for the Company's Common Stock on the NYSE (as reported on the composite tape) during the periods indicated. The last reported sale price of the Common Stock on the NYSE on January 12, 1996 was $72 1/8.

                                                                      DIVIDENDS
                                                                      PAID PER
                                                      HIGH    LOW       SHARE
  1994
  1st Quarter........................................ $63 7/8 $54 5/8   $.26
  2nd Quarter........................................  60 1/4  53 1/2    .26
  3rd Quarter........................................  62      56 7/8    .26
  4th Quarter........................................  59 3/8  49 1/8    .31
  1995
  1st Quarter........................................ $64 1/8 $55 3/4   $.31
  2nd Quarter........................................  68 7/8  60 1/4    .31
  3rd Quarter........................................  71 3/4  65 1/4    .31
  4th Quarter........................................  77 3/8  69 5/8    .34 1/2

  In May 1987, following the Company's commencement of operations, the Board of Directors of the Company established the policy of declaring quarterly dividends on the Common Stock and the Company has paid consecutive quarterly dividends since then. The amount of dividends payable on Common Stock is reviewed periodically by the Board of Directors in light of the Company's earnings, financial condition and capital requirements. It is the policy of the Board of Directors that the Company retain a portion of its earnings to support the reasonable growth of the business.

  The Company's ability to pay dividends depends on the ability of MBIA Corp. to declare and distribute dividends to the Company. MBIA Corp.'s ability to declare dividends is subject to restrictions contained in the New York Insurance Law. See "Business--Regulation" in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 Form 10-K"). The Company expects that such restrictions will not affect the ability of MBIA Corp. to declare dividends sufficient to support the Company's dividend policy.

                              SELLING SHAREHOLDER

  Of the 3,530,000 shares of Common Stock being offered hereby, 2,860,000 Shares are being sold by the Selling Shareholder. The Selling Shareholder will receive all of the net proceeds from the sale of these Shares. The following table sets forth, as of the date of this Prospectus, certain information with respect to the ownership of shares of Common Stock by the Selling Shareholder. Daniel P. Kearney, the executive vice president, investments/financial services of the Selling Shareholder, currently serves on the Company's Board of Directors. In addition, the Selling Shareholder or its affiliates have engaged in a variety of material transactions with the Company, including (i) entering into reinsurance transactions, (ii) providing investment advisory services to the Company and (iii) providing insurance coverage for the Company's directors, officers and employees. For further information, see "Certain Relationships and Related Transactions" in the Company's 1994 Form 10-K. Beginning in January 1996, the Selling Shareholder and its affiliates no longer provide investment advisory services to the Company.

                          SHARES BENEFICIALLY      SHARES   SHARES TO BE OWNED
                            OWNED PRIOR TO          BEING   BENEFICIALLY AFTER
                             THE OFFERING         OFFERED    THE OFFERING (1)
   NAME AND ADDRESS OF    ----------------------- --------- --------------------
   SELLING SHAREHOLDER      NUMBER     PERCENT     NUMBER    NUMBER     PERCENT
The Aetna Casualty and       3,813,009     9.12%  2,860,000    953,009     2.24%
 Surety Company..........
 151 Farmington Avenue
 Hartford, CT 06156

---------------------
(1) If the U.S. Underwriters' over-allotment options are exercised in full, the Selling Shareholder will sell an additional 260,000 shares of Common Stock. As a result, the number of shares of Common Stock beneficially owned by the Selling Shareholder after the offering would be 693,009, or 1.63%.

                         DESCRIPTION OF CAPITAL STOCK

  The following is a summary of the terms of the Company's Amended and Restated Certificate of Incorporation.

  The Company's authorized capital stock consists of 200,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, par value $1.00 per share. No shares of Preferred Stock are presently outstanding. The Company does not presently have outstanding, and the Amended and Restated Certificate of Incorporation does not authorize, any other classes of capital stock. The issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

  Holders of shares of Common Stock have no preemptive, redemption or conversion rights. The holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividends." Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock may share ratably in the net assets of the Company after payment in full to all creditors of the Company and liquidating distributions to holders of Preferred Stock, if any. Each holder of Common Stock is entitled to one vote per share on all matters submitted to a vote of shareholders.

  The Company's Amended and Restated Certificate of Incorporation requires the approval of at least 80% of the outstanding shares of Common Stock for the amendment of certain provisions which describe the factors the Board may consider in evaluating proposed mergers, sales and other corporate transactions. Further, as an insurance holding company, the Company is subject to certain state insurance regulations that require prior approval of a change of control. See "Business--Regulation" in the Company's 1994 Form 10-K. These provisions and regulations may discourage attempts to obtain control of the Company.

  In the Amended and Restated Certificate of Incorporation the Company elects not to be subject to the provisions of Sections 33-374a through 33-374c of the Connecticut Stock Corporation Act. If the Company had not made such elections these provisions would require the approval of the holders of at least 80% of the voting power of the outstanding voting stock of the Company, and at least 66 2/3% of the voting power of the outstanding voting stock of the Company other than voting stock held by certain holders of 10% or more of such voting power or by certain affiliates of the Company, as a condition for mergers, liquidations and other business transactions involving the Company and the holders of 10% or more of such voting power or certain affiliates of the Company unless certain minimum price and procedural requirements are met.

  The Board of Directors has the power, without further vote of shareholders, to authorize the issue of up to 10,000,000 shares of Preferred Stock and to fix and determine the terms, limitations and relative rights and preferences of any shares of Preferred Stock that it causes to be issued. This power includes the authority to establish voting, dividend, redemption, conversion, liquidation and other rights of any such shares. No shares of Preferred Stock have been issued, and the Company has no current plan to issue any such shares, except as contemplated by the shareholder rights plan described below.

  On December 12, 1991, the Company's Board of Directors declared a dividend distribution of one Preferred Share Purchase Right (a "Right") for each share of Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a Junior Participating Cumulative Preferred Share (the "Junior Preferred Stock") of the Company at a price of $160, subject to certain adjustments to prevent dilution through stock dividends, splits and combinations and distributions of warrants or other securities or assets. The Junior Preferred Stock will rank senior to Common Stock, but could rank junior to other classes of Preferred Stock that might be issued, as to dividends and liquidating distributions, and will have 100 votes per share, voting together with Common Stock. Initially, the Rights are attached to shares of Common Stock and are not represented by separate certificates or exercisable until the earlier to occur of (a) ten business days following the public announcement by the Company (the "Shares Acquisition Date") that a person or group of persons acquired (or obtained the right to acquire) beneficial ownership of 10% or more of the outstanding Common Stock and (b) ten business days (or, if determined by the Board of Directors, a later date) following the announcement or commencement of a tender offer or exchange offer which, if successful, would result in the bidder owning 10% or more of the outstanding Common Stock. However, no person shall be deemed to have acquired or obtained the right to acquire the beneficial ownership of 10% or more of the outstanding shares of the Company's Common Stock, if the Board of Directors determines that such acquisition is inadvertent, and such person promptly divests itself of a sufficient number of shares to be below the 10% ownership threshold. On such earlier date, Rights certificates would be issued and mailed to holders of Common Stock. The Rights will expire on December 12, 2001, unless earlier redeemed or exchanged.

  If an acquiring person or group acquires beneficial ownership of 10% or more of the Common Stock (except pursuant to a tender or exchange offer for all of the outstanding Common Stock determined by a majority of the Company's independent directors to be fair and in the best interests of the Company and its shareholders), then each Right (other than those held by the acquiror, which will become void) will entitle its holder to purchase for $160 (or the purchase price as then adjusted) that number of shares of Common Stock (or, in certain circumstances, cash, a reduction in the purchase price, Common Stock, other securities of the Company, other property or a combination thereof) having a market value of $320 (or 200% of the adjusted purchase price). If, after an acquiring person or group so acquires 10% or more of the Common Stock in a merger or other business combination and (a) the Company shall not be the surviving or continuing corporation, (b) the Company shall be the surviving or continuing corporation and all or part of the Shares of Common Stock shall be changed or exchanged, or (c) 50% or more of the Company's assets, cash flow or earning power is sold, then proper provision shall be made so that each Right (other than those held by the acquiror) will entitle its holder to purchase that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of 200% of the then-effective purchase price.

  The Company's Board of Directors may redeem all but not less than all of the Rights at $0.01 per Right at any time prior to ten business days following the Shares Acquisition Date. Additionally, at any time after a person or group acquires 10% or more but less than 50% of the outstanding Common Stock, the Company's Board of Directors may exchange the Rights (other than those held by the acquiror, which will become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). The Board of Directors may also amend the Rights at any time prior to the Shares Acquisition Date. The Company's Rights Plan is designed to make it more likely that all of the Company's shareholders receive fair and equal treatment in the event of any unsolicited attempt to acquire the Company and to guard against the use of coercive tactics to gain control of the Company. However, the existence of the Company's Rights Plan might discourage unsolicited merger proposals and unfriendly tender offers and may therefore deprive shareholders of an opportunity to sell their shares at a premium over prevailing market prices.

  The Company furnishes its shareholders with annual reports containing financial statements certified by independent public accounants and quarterly reports containing unaudited quarterly financial statements.

                    CERTAIN UNITED STATES TAX CONSEQUENCES
                 TO NON-UNITED STATES HOLDERS OF COMMON STOCK

GENERAL

  The following is a general discussion of certain United States Federal income and estate tax consequences of the ownership and disposition of Common Stock by a person other than (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any State or (iii) an estate or trust whose income is includable in gross income for United States Federal income tax purposes regardless of its source (referred to hereafter as a "non-U.S. holder").

  The discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code") and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect. Furthermore, this discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position. Prospective purchasers are urged to consult a tax adviser with respect to the United States Federal income and estate tax consequences of owning and disposing of Common Stock, as well as any tax consequences under the laws of any other taxing jurisdiction.

INCOME TAX

  DIVIDENDS. Generally, dividends paid to a non-U.S. holder of Common Stock will be subject to U.S. Federal income tax. Except in the case of dividends that are effectively connected with the holder's conduct of a trade or business within the United States, this tax is imposed and withheld at the rate of 30% of the amount of the dividend, unless reduced by an applicable income tax treaty. Currently, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country in determining the applicability of a treaty for such purposes. However, the Internal Revenue Service has issued proposed regulations which, if adopted, would require a non-U.S. holder to provide certain certifications under penalties of perjury in order to obtain treaty benefits.

  Except as may be otherwise provided in an applicable income tax treaty, dividends which are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States are subject to tax at ordinary Federal income tax rates, which tax is not collected by withholding (except as described below under "Backup Withholding and Information Reporting"). All or part of any effectively connected dividends received by a foreign corporation may also, under certain circumstances, be subject to an additional "branch profits" tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders of Common Stock must comply with certain certification and disclosure requirements to claim an exception from withholding under the rules described in this paragraph.

  A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

  DISPOSITION OF COMMON STOCK. Generally, non-U.S. holders will not be subject to United States Federal income tax (or withholding thereof) in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (in which case the "branch profits" tax described above may also apply if the holder is a foreign corporation), (ii) in the case of a non-U.S. holder who is a non-resident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met; or (iii) the Company is or has been a "United States real property holding corporation" for Federal income tax purposes (which the Company does not believe it has been or is currently) and the non-U.S. holder has held directly or constructively more than 5% of the outstanding Common Stock within the five-year period ending on the date of the disposition. The Company currently is not and does not anticipate becoming a "U.S. real property holding corporation."

ESTATE TAX

  If an individual non-U.S. holder owns, or is treated as owning, Common Stock at the time of his or her death, such stock would be subject to U.S. Federal estate tax imposed on the estates of nonresident aliens, in the absence of a contrary provision contained in any applicable tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  DIVIDENDS. The Company must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends and other payments distributed to such non-U.S. holder and any tax withheld with respect to such holder, regardless of whether withholding is required. Generally, dividends paid on Common Stock to a non-U.S. holder at an address outside the United States will be exempt from backup withholding tax and information reporting requirements related thereto.

  BROKER SALES. Payments of proceeds from the sale of Common Stock by a non-U.S. holder made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, sales through certain foreign offices, including the foreign offices of a U.S. broker, are subject to information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes its entitlement to an exemption. Payments of proceeds from the sale of Common Stock by a non-U.S. holder to or through a U.S. office of a broker are currently subject to both information reporting and backup withholding at a rate of 31% unless the holder certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption.

  A non-U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

                                 UNDERWRITING

  Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), the U.S. Underwriters named below (the "U.S. Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., Lehman Brothers Inc. and Smith Barney Inc. are acting as representatives (the "U.S. Representatives"), and the international managers (the "International Managers") named below, for whom Donaldson, Lufkin & Jenrette Securities Corporation, Goldman Sachs International, Lehman Brothers International (Europe) and Smith Barney Inc. are acting as representatives (the "International Representatives") have severally agreed to purchase 670,000 shares of Common Stock from the Company and 2,860,000 shares of Common Stock from the Selling Shareholder, of which 2,830,000 shares of Common Stock are to be purchased by the U.S. Underwriters (the "U.S. Shares") and 700,000 shares of Common Stock are to be purchased by the International Managers (the "International Shares"). The U.S. Underwriters and the International Managers are hereinafter collectively referred to as the "Underwriters." The U.S. Representatives and the International Representatives are sometimes hereinafter referred to as the "Representatives." The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                      NUMBER OF
     U.S. UNDERWRITERS                                                 SHARES
     Donaldson, Lufkin & Jenrette Securities Corporation.............
     Goldman, Sachs & Co.............................................
     Lehman Brothers Inc.............................................
     Smith Barney Inc................................................
                                                                      ---------
       U.S. Offering Subtotal........................................ 2,830,000
                                                                      =========
                                                                      NUMBER OF
     INTERNATIONAL MANAGERS                                            SHARES
     Donaldson, Lufkin & Jenrette Securities Corporation.............
     Goldman Sachs International.....................................
     Lehman Brothers International (Europe)..........................
     Smith Barney Inc................................................
                                                                      ---------
       International Offering Subtotal...............................   700,000
                                                                      ---------
         Total....................................................... 3,530,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares (other than shares covered by the over-allotment option described below) must be purchased.

  The Underwriters have advised the Company and the Selling Shareholder that they propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and to certain dealers (who may include the Underwriters) at a price which represents a
concession not in excess of $    a share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in
excess of $    a share to other Underwriters or to certain other dealers.

  The Company and the Selling Shareholder have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase, at the price to the public less the underwriting discounts, as set forth on the cover page of this Prospectus, up to 100,000 and 260,000 additional shares of Common Stock, respectively, to cover over-allotments, if any. If the U.S. Underwriters exercise these over-allotment options, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,830,000 shares of Common Stock offered by the U.S. Underwriters hereby. The U.S. Underwriters may exercise such options only to cover over-allotments in connection with this offering.

  The Company, the Selling Shareholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  Subject to certain exceptions, each of the Company and the Selling Shareholder have agreed with the Underwriters not to offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (other than the Shares offered hereby) for 90 days from the date of this Prospectus, without the prior written consent of the U.S. Representatives of the Underwriters.

  Under an Amended and Restated Shareholders' Agreement among the Company, the Selling Shareholder and certain other founding shareholders and Credit Local de France, the Selling Shareholder is responsible for all expenses in connection with the registration and sale of its Shares. See "Certain Relationships and Related Transactions--Shareholders' Agreement" in the Company's 1994 Form 10-K.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, each U.S. Underwriter has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person (as defined below), and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. Underwriters and International Managers, each International Manager has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person, and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions and to certain other transactions among the International Managers and the U.S. Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is not otherwise a United States or Canadian Person, and "United States" means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of settlement of any shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

  Pursuant to the Agreement Among U.S. Underwriters and International Managers, each International Manager has represented that (i) it is not carrying on investment business in the United Kingdom in contravention of Section 3 of the Financial Services Act 1986 (the "1986 Act"), (ii) it has not offered or sold and prior to the date six months after the date of issue of the shares of Common Stock will not offer or sell any Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (iii) it has complied and will comply with all applicable provisions of the 1986 Act with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom, and (iv) it has not issued or caused to be issued and will not issue or cause to be issued in the United Kingdom any investment advertisement (within the meaning of the 1986 Act) relating to the Common Stock or (subject to and upon Part V of the 1986 Act coming into operation) any advertisement offering the Common Stock, which advertisement is a primary or secondary offer within the meaning of the 1986 Act, except in any such case in compliance with provisions applicable under the 1986 Act or pursuant to any exemption thereunder and, in particular, it has not given and will not give copies of this Prospectus to any person in the United Kingdom who does not fall within Article 11(3) of the 1986 Act (Investment Advertisements) (Exemptions) Order 1995.

  All of the Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company and its affiliates and the Selling Shareholders and its affiliates, for which such Underwriters have received and will receive customary fees and commissions.

  On November 28, 1995, The Travelers Insurance Group Inc. and Aetna Life and Casualty Company signed a definitive agreement for the sale of the Selling Shareholder and certain of its affiliates to The Travelers Insurance Group Inc. Smith Barney Inc. is a wholly-owned subsidiary of The Travelers Insurance Group Inc.

  David C. Clapp, a limited partner of Goldman, Sachs & Co., is a member of the Board of Directors of the Company. William H. Donaldson, the Co-Founder and Senior Advisor of Donaldson, Lufkin & Jenrette Securities Corporation, is a member of the Board of Directors of the Selling Shareholder and certain of its affiliates.

                                 LEGAL OPINIONS

  The validity of the Shares offered hereby will be passed upon for the Company by Debevoise & Plimpton, 875 Third Avenue, New York, New York 10022, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), 425 Lexington Avenue, New York, New York 10017. Such counsel will rely, as to matters of Connecticut law, upon the opinion of Day, Berry & Howard, City Place, Hartford, Connecticut 06103, Connecticut counsel for the Company.

                                    EXPERTS

  The consolidated financial statements and the related consolidated financial statement schedules of the Company appearing or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports thereon dated February 1, 1995 incorporated by reference or included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                           PAGE
Available Information.....................................................   2
Incorporation of Certain Documents by Reference...........................   2
The Company...............................................................   4
Capitalization............................................................   5
Selected Consolidated Financial and Statistical Data......................   6
Use of Proceeds...........................................................   7
Price Range of Common Stock and Dividends.................................   7
Selling Shareholder.......................................................   8
Description of Capital Stock..............................................   8
Certain United States Tax Consequences to Non-United States Holders of
 Common Stock.............................................................  10
Underwriting..............................................................  11
Legal Opinions............................................................  14
Experts...................................................................  14


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,530,000 SHARES

                                   MBIA INC.

                                 COMMON STOCK


                               ----------------

                                  PROSPECTUS

                               ----------------


                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS

                               SMITH BARNEY INC.

                                        , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                 SUBJECT TO COMPLETION, DATED JANUARY 16, 1996

PROSPECTUS
      , 1996

                                3,530,000 SHARES
                                   MBIA INC.
                                  COMMON STOCK

  Of the 3,530,000 Shares of Common Stock being offered hereby, 700,000 shares are being offered initially outside the United States and Canada by the International Managers and 2,830,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters. See "'Underwriting." Of the 3,530,000 Shares of Common Stock being offered, 670,000 Shares are being sold by the Company and 2,860,000 Shares are being sold by the Selling Shareholder. See "Selling Shareholder." The price to the public and the aggregate underwriting discounts and commissions per Share will be identical for both offerings. See "Underwriting." The Company will not receive any part of the proceeds from the sale of Shares by the Selling Shareholder. On January 12, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $72 1/8.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION  PASSED UPON THE
 ACCURACY         OR        ADEQUACY        OF         THIS        PROSPECTUS.
   ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                   PRICE   UNDERWRITING   PROCEEDS   PROCEEDS TO
                                   TO THE DISCOUNTS AND    TO THE    THE SELLING
                                   PUBLIC COMMISSIONS(1) COMPANY(2) STOCKHOLDER(3)
----------------------------------------------------------------------------------
Per Share........................   $          $            $            $
Total(4).........................   $          $            $            $

--------------------------------------------------------------------------------
(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting the Company's share of expenses, estimated at $   .

(3) Before deducting the Selling Shareholder's share of expenses, estimated at
    $   .

(4) The Company and the Selling Shareholder have granted to the U.S. Underwriters an option, exercisable within 30 days hereof, to purchase up to 100,000 and 260,000 additional shares of Common Stock, respectively, at the price to the public less the underwriting discounts and commissions, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to the Selling
    Shareholder will be $   , $   , $    and $   , respectively. See
    "Underwriting."

  The Shares offered by this Prospectus are offered by the International Managers, subject to prior sale, when, as and if delivered to and accepted by them and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the Shares will be
made against payment in New York, New York on or about      , 1996.

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION
                GOLDMAN SACHS INTERNATIONAL
                           LEHMAN BROTHERS
                                                              SMITH BARNEY INC.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

  THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF THE COMMON STOCK OFFERED HEREBY IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995, THE FINANCIAL SERVICES ACT 1986 AND THE COMPANIES ACT 1985 WITH RESPECT TO ANYTHING DONE BY ANY PERSON IN RELATION TO THE COMMON STOCK IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "UNDERWRITING."

                                  -----------

                               TABLE OF CONTENTS

                                                                           PAGE
Available Information.....................................................   2
Incorporation of Certain Documents by Reference...........................   2
The Company...............................................................   4
Capitalization............................................................   5
Selected Consolidated Financial and Statistical Data......................   6
Use of Proceeds...........................................................   7
Price Range of Common Stock and Dividends.................................   7
Selling Shareholder.......................................................   8
Description of Capital Stock..............................................   8
Certain United States Tax Consequences To Non-United States Holders of
 Common Stock.............................................................  10
Underwriting..............................................................  11
Legal Opinions............................................................  14
Experts...................................................................  14


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,530,000 SHARES

                                   MBIA INC.

                                  COMMON STOCK


                                ---------------

                                   PROSPECTUS

                                ---------------


                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                          GOLDMAN SACHS INTERNATIONAL

                                LEHMAN BROTHERS

                               SMITH BARNEY INC.

                                        , 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses in connection with the issuance and distribution of the Shares being registered, other than underwriting discounts and commissions:

     Registration Fee.................................................. $96,244
     New York Stock Exchange Listing Application Fee...................    *
     Registrar and Transfer Agent Fees.................................    *
     Printing Fees.....................................................    *
     Accounting Fees...................................................    *
     Legal Fees........................................................    *
     Blue Sky Fees and Expenses........................................    *
     Miscellaneous.....................................................    *
                                                                        -------
       Total........................................................... $ *
                                                                        =======

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  Section 33-320a of the Stock Corporation Act of the State of Connecticut provides that a corporation shall indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred by him, including attorneys' fees, for actions brought or threatened to be brought against him in his capacity as a director or officer, other than actions brought by or in the right of the corporation, when it is determined by certain disinterested parties that he acted in a manner reasonably believed to be in the corporation's best interest. In any criminal action or proceeding, it also must be determined that the director or officer had no reason to believe that his conduct was unlawful. The director or officer must also be indemnified when he is successful on the merits in the defense of a proceeding or in circumstances where a court determines that he is fairly and reasonably entitled to be indemnified, and the court approves the amount. In connection with shareholder derivative suits, the director or officer may not be indemnified unless he is finally adjudged not to have breached his duty to the corporation or a court has determined that he is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The statute provides that the indemnification provided thereby is exclusive and cannot be reduced or expanded by charter, by-law or agreement, although a corporation may procure insurance providing greater indemnification.

  The Company has purchased insurance providing officers and directors of the Company (and their heirs and other legal representatives) coverage against certain liabilities arising from any negligent act, error, omission or breach of duty claimed against them solely by reason of their being such officers and directors, and providing coverage for the Company against its obligation to provide indemnification as required by the above-described statute. The insurance policy has a $50 million aggregate policy limit for any loss or losses during the policy year.

  The Underwriting Agreement filed as Exhibit 1.01 hereto provides for indemnification of the Company's officers and directors by the Underwriters under certain circumstances.

  The Amended and Restated Shareholders' Agreement among the Company and its Founding Shareholders provides for indemnification of the shareholders that are parties thereto under certain circumstances (filed as Exhibit 10.30 to the Company's Registration Statement on Form S-1 (Registration No. 33-14474)).

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS

 1.     Underwriting Agreement.
 1.01.  Form of Underwriting Agreement.*
 4.     Instruments Defining the Rights of Security Holders.
 4.01. Specimen stock certificates representing shares of Common Stock, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1, filed with the Commission on May 21, 1987 (Registration
        No. 33-14474).
 4.02. Rights Agreement, dated as of December 12, 1991, between the Company and Mellon Bank, N.A., as Rights Agent, incorporated by reference to
        Exhibit 1 to the Form 8-A and the Current Report on Form 8-K, filed with the Commissionon December 31, 1991, as amended by Amendment No. 1 to the Rights Agreement, incorporated by reference to Exhibit 1 to the Form 8-A and the Current Report on Form 8-K, filed with the Commission on October 27, 1994.
 5.     Opinions as to Validity.
 5.01.  Opinion of Debevoise & Plimpton.*
 5.02.  Opinion of Day, Berry & Howard.*
 23.    Consents of Experts and Counsel.
 23.01. Consent of Coopers & Lybrand L.L.P.
 23.02. Consent of Debevoise & Plimpton (contained in Exhibit 5.01).*
 23.03. Consent of Day, Berry & Howard (contained in Exhibit 5.02).*
 24.    Powers of Attorney.
 24.01. Powers of Attorney.

---------------------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  (A) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN ARMONK, NEW YORK, ON JANUARY 16, 1996.

                                          MBIA Inc.
                                          (Registrant)

                                                   /s/ David H. Elliott
                                          By __________________________________
                                                     DAVID H. ELLIOTT,
                                               CHAIRMAN AND CHIEF EXECUTIVE
                                                          OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                        TITLE                 DATE
        /s/ David H. Elliott           Chairman, Chief           January 16, 1996
-------------------------------------   Executive Officer
          DAVID H. ELLIOTT              and Director
                                        (principal
                                        executive officer)

        /s/ Richard L. Weill           President and             January 16, 1996
-------------------------------------   Director
          RICHARD L. WEILL

      /s/ Julliette S. Tehrani         Senior Vice               January 16, 1996
-------------------------------------   President and Chief
        JULLIETTE S. TEHRANI            Financial Officer
                                        (principal
                                        financial officer)

      /s/ Elizabeth B. Sullivan        Vice President and        January 16, 1996
-------------------------------------   Controller
        ELIZABETH B. SULLIVAN           (principal
                                        accounting officer)

       /s/ William O. Bailey*          Director                  January 16, 1996
-------------------------------------
          WILLIAM O. BAILEY

                                       Director                  January 16, 1996
-------------------------------------
        JOSEPH W. BROWN, JR.

         /s/ David C. Clapp*           Director                  January 16, 1996
-------------------------------------
           DAVID C. CLAPP

              SIGNATURE                         TITLE                DATE
       /s/ Claire L. Gaudiani*          Director                 January 16, 1996
-------------------------------------
         CLAIRE L. GAUDIANI

      /s/ William H, Gray, III*         Director                 January 16, 1996
-------------------------------------
        WILLIAM H. GRAY, III

                                        Director                 January 16, 1996
-------------------------------------
          FREDA S. JOHNSON

       /s/ Daniel P. Kearney*           Director                 January 16, 1996
-------------------------------------
          DANIEL P. KEARNEY

       /s/ James A. Lebenthal*          Director                 January 16, 1996
-------------------------------------
         JAMES A. LEBENTHAL

       /s/ Robert B. Nicholas*          Director                 January 16, 1996
-------------------------------------
         ROBERT B. NICHOLAS

      /s/ Pierre-Henri Richard*         Director                 January 16, 1996
-------------------------------------
        PIERRE-HENRI RICHARD

         /s/ John A. Rolls*             Director                 January 16, 1996
-------------------------------------
            JOHN A. ROLLS

          /s/ Louis G. Lenzi
*By:_________________________________
   LOUIS G. LENZI ATTORNEY-IN-FACT

                                      II-4